Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

May 5, 2017

Elisabeth Bentzinger

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Nuveen Arizona Quality Municipal Income Fund (formerly, the Nuveen Arizona Premium Income Municipal Fund) (“NAZ” or the “Fund”)
File Nos. 333- 211531 and 811-07278

Dear Ms. Bentzinger:

The purpose of this letter and attached exhibit is to respond to comments you provided via telephone on June 23, 2016 to the Fund’s initial registration statement on Form N-2, which was filed on May 23, 2016 for the purpose of registering additional common shares of the Fund.

The following summarizes your comments and our responses. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus or Form N-2. Any underlined language is to distinguish new language from existing language and is bolded only for this correspondence.

PROSPECTUS

Cover Page

1.	Comment: Please reconcile the following disclosures regarding the Fund’s secondary investment objective:

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Elisabeth Bentzinger

May 5, 2017

a)	“The Fund’s secondary investment objective is to enhance portfolio value relative to the municipal bond market by investing in tax-exempt municipal securities that … the Fund’s sub-adviser, believes are underrated or undervalued or that represent municipal market sectors that are undervalued” (cover page and page 4 of the prospectus);
b)	The Fund’s “secondary investment objective is the enhancement of portfolio value relative to the Arizona municipal bond market through investments in tax-exempt Arizona Municipal Obligations that, in the opinion of the Fund’s investment adviser, are underrated or undervalued or that represent municipal market sectors that are undervalued” (page 29 of the prospectus and page 5 of the SAI).

Response:   Registrant will revise the disclosure regarding the Fund’s secondary investment objective to make it consistent with the disclosure stated in (b) above.

2.	Comment: Please provide a cross reference to the prospectus discussion regarding the Fund’s issuance of senior securities and leveraged capital structure. See Item 1.1.j of Form N-2.

Response:   Registrant will add the following disclosure:

Investing in the Fund’s common shares involves certain risks that are described in the “Risk Factors” section of this Prospectus (the “Prospectus”), including the specific risks relating to the Fund’s use of leverage.

  Prospectus Summary – Investment Objectives and Policies, page 4

3.	Comment: Please consider further describing the municipal securities in which the Fund will invest.

Response:  Registrant will add the following disclosure:

The Fund may invest in various municipal securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and other related securities and derivative instruments creating exposure to municipal bonds, notes and securities that provide for the payment of interest income that is exempt from regular federal and Arizona income tax (as used in this document, the terms “municipal securities” and “Arizona Municipal Obligations” refer to all such securities collectively). Municipal securities are often issued by state and local governmental entities to finance or refinance public projects, such as roads, schools, and

Elisabeth Bentzinger

May 5, 2017

water supply systems. Municipal securities also may be issued on behalf of private entities or for private activities, such as housing, medical and educational facility construction, or for privately owned transportation, electric utility and pollution control projects. Municipal securities may be issued on a long-term basis to provide long-term financing. The repayment of such debt may be secured generally by a pledge of the full faith and credit taxing power of the issuer, a limited or special tax, or any other revenue source, including project revenues, which may include tolls, fees and other user charges, lease payments, and mortgage payments. Municipal securities also may be issued to finance projects on a short-term interim basis, anticipating repayment with the proceeds of the later issuance of long-term debt. The Fund may purchase municipal securities in the form of bonds, notes, leases or certificates of participation; structured as callable or non-callable; with payment forms that include fixed coupon, variable rate, zero coupon, capital appreciation bonds, tender option bonds, and inverse floating rate securities. Such municipal securities also may be acquired through investments in pooled vehicles, partnerships, or other investment companies. See “The Fund’s Investments—Municipal Securities” for additional information on the types of municipal securities in which the Fund may invest.

Prospectus Summary – Investment Objectives and Policies, pages 1-3

4.	Comment: Please briefly state that the Fund may invest in derivatives, including credit default swaps and interest rate swaps.

Response:  Registrant will add the requested disclosure.

Prospectus Summary – Use of Leverage, pages 6-8

5.	Comment: The last paragraph of this section states that the Fund pays a management fee to NFALLC based on a percentage of Managed Assets. Please disclose how Managed Assets differ from net assets.

Response:  Registrant will revise the disclosure to state the following:

Because Managed Assets include the Fund’s net assets as well as assets that are attributable to the Fund’s use of leverage, it is anticipated that the Fund’s Managed Assets will be greater than its net assets.

6.	Comment: Please disclose, if true, that NFALLC and Nuveen Asset Management

Elisabeth Bentzinger

May 5, 2017

will base their decision regarding whether and how much leverage to use for the Fund based on their assessment of whether such use of leverage is in the best interests of the Fund.

Response:  Registrant will add the following disclosure:

The Fund pays a management fee to NFALLC (which in turn pays a portion of its fee to the Fund’s sub-adviser, Nuveen Asset Management) based on a percentage of Managed Assets. Managed Assets include the proceeds realized and managed from the Fund’s use of leverage as set forth in the Fund’s investment management agreement. Because Managed Assets include the Fund’s net assets as well as assets that are attributable to the Fund’s use of leverage, it is anticipated that the Fund’s Managed Assets will be greater than its net assets. NFALLC and Nuveen Asset Management will be responsible for using leverage to pursue the Fund’s investment objectives, and will base their decision regarding whether and how much leverage to use for the Fund based on their assessment of whether such use of leverage will advance the Fund’s investment objectives. However, the fact that a decision to employ or increase the Fund’s leverage will have the effect, all other things being equal, of increasing Managed Assets and therefore NFALLC’s and Nuveen Asset Management’s fees means that NFALLC and Nuveen Asset Management may have a conflict of interest in determining whether to use or increase leverage. NFALLC and Nuveen Asset Management will seek to manage that potential conflict by leveraging the Fund (or increasing such leverage) when they determine that such action is in the Fund’s best interests and consistent with the Fund’s investment objectives, and by periodically reviewing the Fund’s performance and use of leverage with the Fund’s Board of Trustees.

Prospectus Summary – Special Risk Considerations, page 10 - 21

7.	Comment: Please revise the cross-reference to the “Risk Factors” section in the Prospectus to include all risks discussed therein.

Response:  Registrant will revise the disclosure as follows:

In addition, an investment in the Fund’s Common Shares raises other risks, which are more fully disclosed in this Prospectus. See “Risk Factors.”

Elisabeth Bentzinger

May 5, 2017

Prospectus Summary – Distributions, pages 21 - 22

8.	Comment: The third paragraph states that the Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time. Please identify the circumstances under which the Fund would change this policy.

Response:  Registrant will add the following disclosure:

The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time, subject to a finding by the Fund’s Board of Trustees that such change is in the best interests of the Fund and its Common Shareholders.

Trading and Net Asset Value Information, page 28

9.	Comment: To the extent possible, please provide updated information for the fiscal quarter ended May 31, 2016.

Response:  In the Fund’s next amendment, information will be provided as of a more recent date as required by Form N-2.

The Fund’s Investments - Investment Objectives and Policies, pages 29 - 31

10.	Comment: Please reconcile the disclosure in the second sentence of the tenth paragraph, which states that the taxable income on temporary investments, if any, would be allocated to Common Shareholders to the extent not necessary to pay dividends on or meet the liquidation preference of the Fund’s Preferred Shares, with disclosure on page 43, which states that the Fund intends to allocate taxable income on temporary investments, if any, proportionately between common shares and Preferred Shares, including VMTP Shares, based on the percentage of total dividends distributed to each class for that year.

Response:  Registrant will reconcile the disclosure to state that taxable income on temporary investments, if any, would be allocated proportionately between Common Shareholders and Preferred Shareholders to the extent not necessary to pay dividends on or meet the liquidation preference of the Fund’s Preferred Shares.

The Fund’s Investments - Municipal Securities, pages 32- 37

11.	Comment: The prospectus states on page 33 that the municipal securities in which

Elisabeth Bentzinger

May 5, 2017

the Fund invests may be issued by United States territories such as Puerto Rico. If the Fund has significant exposure to Puerto Rico debt, then please disclose the principal risks associated with such investments. See IM Guidance Update 2016-02, Fund Disclosure Reflecting Risks Related to Current Market Conditions, http://www.sec.gov/investment/im-guidance-2016-02.pdf.

Response:  Registrant confirms that it does not currently have significant exposure to Puerto Rico debt.

The Fund’s Investments - Other Investment Companies, page 38

12.	Comment: Please disclose, if true, that these types of investments may generate taxable income.

Response:  Registrant will add the requested disclosure.

The Fund’s Investments - Derivatives, pages 38-39

13.	Comment: Please disclose, if true, that these types of investments may generate taxable income.

Response:  Registrant will add the requested disclosure.

The Fund’s Investments - Portfolio Investments, page 38

14.	Comment: Please reconcile the disclosure on page 43, which states that the Fund buys municipal securities with different maturities and intends to maintain an average portfolio maturity of 15 to 30 years, with disclosure throughout the Prospectus and SAI that the Fund will generally invest in municipal securities with a weighted average maturity of at least 15 years.

Response:  Because Registrant believes the statements are not inconsistent, Registrant respectfully declines to make the requested change.

15.	Comment: Under “Portfolio Investments,” please clarify that Appendix A is located in the SAI.

Response:  Registrant will make the requested change.

Elisabeth Bentzinger

May 5, 2017

The Fund’s Investments - Special Considerations Relating to Arizona Municipal Securities, page 47

16.	Comment: Under “Special Considerations Relating to Arizona Municipal Securities” on page 47, please provide a brief summary of the special considerations discussed in Appendix A of the Prospectus.

Response:  Across its fund complex, the Adviser has determined to consolidate state-specific information in a single appendix to each state-specific municipal fund. By doing so, such information is made easily accessible to investors who know they can find complete information in the same place for any Nuveen state-specific municipal fund. Accordingly, Registrant respectfully declines to make the requested change.

Use of Leverage, pages 47-49

17.	Comment: On page 49, please provide the information required by Item 10.6 of Form N-2.

Response:  Registrant has determined to remove the ratings that the Fund’s preferred shares are expected to obtain. As a result, no further disclosure is necessary.

Risk Factors - Credit and Below Investment Grade Risk, page 51

18.	Comment: In the second bullet, please state that adverse issuer specific events are more likely to render the issuer unable to make interest and/or principal payments.

Response:  Registrant will make the requested change.

19.	Comment: Please include disclosure regarding the risks of investing in distressed securities.

Response:  Registrant will add the requested disclosure.

Risk Factors - Tax Risk, page 54

20.

Comment:  When discussing tax risk, consider disclosing, if true, that the Fund has not established a limit on the percentage of its portfolio that may be invested in municipal securities subject to the alternative minimum tax (“AMT”) provisions of federal tax law, and that the Fund expects that a

Elisabeth Bentzinger

May 5, 2017

substantial portion of the income it produces will be includable in alternative minimum taxable income.

Response:  The Fund has adopted an investment policy to limit the amount of securities subject to AMT to no more than 20% of the Fund’s Managed Assets. The disclosure will be revised accordingly.

Risk Factors - Leverage Risk, pages 54 - 55

21.	Comment: Please include the required disclosure associated with the Fund’s use of a leveraged capital structure pursuant to Item 8.3 of Form N-2 as described in Guide 6 to Form N-2. Please also describe the financial impact on Common Shareholders of the issuance of preferred shares.

Response:  The Registration Statement contains extensive disclosure regarding the impact of its outstanding preferred shares on Common Shareholders. See, e.g., Leverage Risk, Use of Leverage, Description of Shares.

22.	Comment: With respect to the ratings of the Fund’s preferred shares, please clarify that ratings neither eliminate nor mitigate the risks of investing in common shares.

Response:  Registrant will add the requested disclosure.

Plan of Distribution - Distribution Through Privately Negotiated Transactions, page 70

23.	Comment: Please disclose whether sales commissions will be paid to Nuveen Securities or any other FINRA member.

Response:  Registrant will add the following disclosure:

No sales commission or other compensation will be paid to Nuveen Securities or any other FINRA member in connection with such transaction.

Description of Shares - Preferred Shares, pages 71 - 72

24.	Comment: Please disclose here or on page 49 the asset coverage and portfolio requirements established by NRSROs. See Item 10.6 of Form N-2.

Response:  As is noted in response to comment 17 above, Registrant has determined to remove disclosure of the Fund’s preferred share ratings.

Elisabeth Bentzinger

May 5, 2017

Accordingly, no further disclosure on this point is required.

Certain Provisions in the Declaration of Trust, page 73

25.	Comment: Please disclose, if true, that the provisions described in this section could have the effect of depriving holders of Common Shares of opportunities to sell their Common Shares at a premium over the then current market price of the Common Shares by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction.

Response:  Registrant will add the following disclosure: “The provisions described in this section could have the effect of depriving holders of Common Shares of opportunities to sell their Common Shares at a better market price than the current market price of the Common Shares by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction.”

SAI - Investment Restrictions, page 1

26.	Comment: In policies (4), (5), and (6), please confirm whether references to Municipal Obligations should be revised to refer to Arizona Municipal Obligations.

Response:  Registrant so confirms. Because these are fundamental policies that may only be revised by shareholder vote, however, Registrant will add a clarifying paragraph as follows:

“With respect to restrictions (4), (5), and (6), the term “Municipal Obligations” has the same meaning as “Arizona Municipal Obligations,” as such term is defined in the Prospectus.

SAI - Illiquid Securities, page 14

27.	Comment: Please reconcile the following disclosures:

a)	“if, through the appreciation of illiquid securities or the depreciation of liquid securities, the Fund should be in a position where more than 50% of the value of its net assets is invested in illiquid securities, including restricted securities that are not readily marketable, the Fund will take such steps as are deemed advisable by Nuveen Asset Management, if any, to protect liquidity” (SAI page 14);
b)	“if, through the appreciation of illiquid securities or the depreciation of liquid securities, the Fund should be in a position where more than 15% of the value

Elisabeth Bentzinger

May 5, 2017

of its net assets is invested in illiquid securities, including restricted securities that are not readily marketable, the Fund will take such steps as are deemed advisable by Nuveen Asset Management, if any, to protect liquidity” (Prospectus page 46).

Response:  Registrant will revise the disclosure to make it consistent with (b) above.

SAI - Independent Chairman, page 40

28.	Comment: The second paragraph includes a cross reference to “Certain Provisions in the Declaration of Trust and By-Laws” in the Prospectus. Please include in that section a discussion of staggering of terms of board members.

Response:  Registrant will add the following disclosure:

The Board of Trustees is divided into three classes of Trustees; such a staggered board could delay for up to two years the replacement of a majority of the Board of Trustees.

Part C - Undertakings

29.	Comment: Please include the undertaking required by Item 34.4.d of Form N-2.

Response:  Registrant will add the requested disclosure.

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If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak

Kathleen M. Macpeak

cc:	Kevin McCarthy
Gifford Zimmerman
Mark Winget

Encl.